david j. levine Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4923 Main 212.407.4000 Fax 212.937.3943 dlevine@loeb.com

Via Edgar

May 15, 2023

Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Attention:	Stacie Gorman
David Link

Re:	99 Acquisition Group Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed April 6, 2023

File No. 333-269923

Dear Ms. Gorman:

On behalf of our client, 99 Acquisition Group Inc. (the “Company”), we hereby provide a response to the comments issued in a letter dated May 3, 2023 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 that was filed by the Company on April 6, 2023 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing an amendment to the Registration Statement (the “Amended Registration Statement”) via EDGAR for review in accordance with the procedures of the Securities and Exchange Commission.

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

David J. Levine May 15, 2023 Page 2

Registration Statement on Form S-1

General

1. We note your response to comments 2 and  6 of our letter.  In response to our comment, you represent that the website was operational as of March 1, 2022, and that no members were accepted until sometime after March 2022.  You further represent that no sales were made via the website.  We note that, as of at least March 10, 2021, the website was operational, and that, on that date, it stated that you had 15 members and had raised $61,500. Further, on March 22, 2021, the website disclosed the addition of another 7 members as of March 22, 2021.  In November and December 2021, the website reflected that you had raised over $2,8000,000. It therefore appears that the website was operational before March 10, 2021, that it stated that you raised funds starting in early 2021, that it appeared that you did so through the website, and that you did it prior to the actual formation of the company in June of 2022.  Please advise and revise your disclosure as appropriate to address this and any associated risks. Further, please revise your disclosure to indicate exactly when the offering started and when the offering ended.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 9 and 34 of the Amended Registration Statement.

2. We note your response to prior comment 4.  Please revise to also address the statements made on the website that “everyone that joins the crowdfunding will be a CO-FOUNDER and will be on the legal Articles of Incorporation.” and “Co-Founders will receive a 100% refund if the SPAC does NOT IPO.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 9 and 34 of the Amended Registration Statement.

3. We note your response to comment 5.  Please supplementally provide us with all documentation provided to investors in the sponsor.

Response: The Company acknowledges the Staff’s comment and has provided the requested supplemental information to the Staff.

4. We note your response to comment 6. Please revise to indicate the amount of founder shares and private placement warrants that the investors from the “friends and family members of Mr. Patel” offer who have invested $1.6 million will hold.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 9 and 34 of the Amended Registration Statement.

5. We note your response to comment 8, and that your disclosure states that the information on the website that “funds are kept in a trust account post-IPO and will be returned to the investors if one or more companies are not acquired within 24 months” was inaccurate.  Please advise whether the investors and potential investors have been made aware that their money will not be protected in a trust, how they were advised, and whether they have been given an opportunity to receive their investment back given this significant change to their expectations.

Response: The Company acknowledges the Staff’s comment and has provided the requested supplemental information to the Staff.

6. We note your response to comment 9 of our letter.  Your disclosure indicates that the holders of founder shares have agreed to waive rights to the money in the trust account, "whether or not such waiver is enforceable."  Please explain the circumstances under which such a waiver would not be enforceable.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 16, 29, 43, 77, 105, 121 and 133 of the Amended Registration Statement.

Thank you very much for your time and attention to this matter and please call me at 212-407-4923 if you would like additional information with respect to any of the foregoing.

Sincerely,

/s/ David J. Levine
David J. Levine
Partner